Exhibit 99.30

Elemental Altus Notes Agreement for Further Development at Diba Royalty

Vancouver, British Columbia--(Newsfile Corp. - September 5, 2024) - Elemental Altus Royalties Corp. (TSXV: ELE) (OTCQX: ELEMF) ("Elemental Altus" or the "Company") is pleased to report that Allied Gold Corporation ("Allied") (TSX: AAUC) has recently announced a settlement of terms for a protocol agreement with the Government of Mali to secure approvals for advancing the development and processing of the Diba deposit. In addition to expected milestone payments, Elemental Altus holds a 3% NSR royalty on the first 226,000 ounces of gold production at the Diba and Lakanfla licences, and an uncapped 2% NSR thereafter. The Diba deposit is ~12km from Allied's producing Sadiola Gold Mine.

Highlights

•	Diba to become Elemental Altus' newest producing gold royalty expected to contribute to the portfolio from Q3 2024, with ramp up continuing in Q4 2024

•	Ore from the Diba open pit was first processed at the Sadiola Mill in Q2 2024 as part of industrial scale tests to confirm and optimize processing parameters, yielding better than expected grades, with Allied announcing the Diba deposit will contribute to increased intermediate-term oxide gold production at Sadiola Gold Mine

•	Allied are also dedicated to further advancing optimization at the Sadiola Gold Mine, including initiatives to improve recoveries, increase throughput and optimise mining inventory, as higher than expected grades at Diba illustrate that initial production estimates may be exceeded

Frederick Bell, CEO of Elemental Altus, commented:

"It is an exceptional outcome to convert a low-cost exploration asset into a material royalty and have that organically generated royalty be on track to generate revenue within 12 months of the sale. Allied has been able to fast-track production at Diba; and further, it's very encouraging that there's been positive grade reconciliation during initial processing. The Company continues to see value created across the portfolio through ongoing investment by our partners.

We understand that Diba, an oxide and higher-grade ore body, is expected to significantly contribute to Allied's production at Sadiola, which is targeting production of 200,000-230,000 ounces per annum over the next two years, displacing lower-grade ore originally planned as mill feed. In addition, a significant Resource remains within Elemental's royalty area that is yet to be incorporated into the mine plan. We expect to materially benefit from Allied's continued resource definition, with the objective of increasing the current Resource and making newdiscoveries attributable to Elemental.

We look forward to our Diba royalty becoming a material contributor to the Elemental Altus portfolio in H2 2024 and beyond."

Sadiola (Diba) Gold Project, Western Mali

Elemental Altus' royalty on Allied's Sadiola gold mine covers a total area of 107km2, including the Diba and Lakanfla satellite deposits (Figure 1). Sadiola is located in western Mali along the Senegal-Mali shear zone, approximately 450km northwest of the capital city of Bamako.

As of December 31, 2023, Diba has a Proven and Probable Mineral Reserve Estimate of 6.1 million tonnes at 1.43g/t Au for contained gold of 280,000 ounces, and a Measured and Indicated Mineral Resource Estimate of 8.8 million tonnes at 1.33g/t for 377,000 ounces of gold, inclusive of Mineral Reserves, both completed to CIM / NI 43-101 standards1. Elemental Altus also retains ongoing exploration exposure to the additional satellite deposit, Lakanfla, which has a small historical Resource and has demonstrated potential for carbonate-hosted karst targets similar to those seen at the nearby gold deposits of Sadiola and Yatela.

Elemental Altus' sold the project to Allied in November 2023 for a sale consideration of cash, a royalty and staged payments. The royalty comprises:

•	A 3% NSR royalty on the first 226,000 ounces produced from Diba

•	A 2% NSR royalty on all production thereafter from both Diba and Lakanfla

Additional staged payments as part of the consideration include:

•	US$1 million 90 days after commercial production

•	US$2 million within 90 days of production of 100,000 ounces from the Diba deposit, and;

•	Two US$1 million payments when cumulative production reaches each of 150,000 ounces and then 200,000 ounces from Diba

Figure 1: ELE Royalty Coverage

To view an enhanced version of this graphic, please visit: https://images.newsfilecorp.com/files/8358/222323_3063b19a3404cb64_001full.jpg

All necessary approvals for the development of Korali-Sud (Diba) and processing of its ore at the Sadiola facilities are anticipated shortly, following the filing of a feasibility study and tolling agreement with the mining authorities by Allied.

Frederick Bell

CEO and Director

Corporate & Media Inquiries:

Tel: +1 604 646 4527

Email: info@elementalaltus.com

Elemental Altus is a proud member of Discovery Group. For more information please visit: www.discoverygroup.ca or contact 604-646-4527.

(TSXV: ELE) | (OTCQX: ELEMF) | ISIN: CA28619K1093 | CUSIP: 28619K109

About Elemental Altus Royalties Corp.

Elemental Altus is an income generating precious metals royalty company with 10 producing royalties and a diversified portfolio of pre-production and discovery stage assets. The Company is focused on acquiring uncapped royalties and streams over producing, or near-producing, mines operated by established counterparties. The vision of Elemental Altus is to build a global gold royalty company, offering investors superior exposure to gold with reduced risk and a strong growth profile.

Qualified Person

Richard Evans, FAusIMM, is Senior Vice President Technical for Elemental Altus, and a qualified person under National Instrument 43-101 - Standards of Disclosure for Mineral Projects, has reviewed and approved the scientific and technical disclosure contained in this press release.

Notes

1) As reported in Allied's quarterly report "Allied Gold Announces Fourth Quarter and Year End 2023 Results: Establishing a Sustainable Production Platform Which Lays the Foundation For Significant Growth at Improving Costs", dated March 26, 2024, at https://alliedgold.com/.

On behalf of Elemental Altus Royalties Corp.

Neither the TSX-V nor its Regulation Service Provider (as that term is defined in the policies of the TSX- V.) accepts responsibility for the adequacy or accuracy of this press release.

Cautionary note regarding forward-looking statements

This news release contains certain "forward looking statements" and certain "forward-looking information" as defined under applicable Canadian securities laws. Forward-looking statements and information can generally be identified by the use of forward-looking terminology such as "may", "will", "should", "expect", "intend", "estimate", "anticipate", "believe", "continue", "plans" or similar terminology.

Forward-looking statements and information include, but are not limited to, statements with respect to the date that the name change is expected to become effective, whether shareholders will be required by their broker to exchange their issued certificate for a new certificate or take any other action in connection to the name change, the Company's ability to deliver a materially increased revenue profile with a lower cost of capital, the future growth, development and focus of the Company, and the acquisition of new royalties and streams. Forward-looking statements and information are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties and contingencies.

Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of Elemental Altus to control or predict, that may cause Elemental Altus' actual results, performance or achievements to be materially different from those expressed or implied thereby, and are developed based on assumptions about such risks, uncertainties and other factors set out herein, including but not limited to: the impact of general business and economic conditions, the absence of control over the mining operations from which Elemental Altus will receive royalties, risks related to international operations, government relations and environmental regulation, the inherent risks involved in the exploration and development of mineral properties; the uncertainties involved in interpreting exploration data; the potential for delays in exploration or development activities; the geology, grade and continuity of mineral deposits; the impact of the COVID- 19 pandemic; the possibility that future exploration, development or mining results will not be consistent with Elemental Altus' expectations; accidents, equipment breakdowns, title matters, labour disputes or other unanticipated difficulties or interruptions in operations; fluctuating metal prices; unanticipated costs and expenses; uncertainties relating to the availability and costs of financing needed in the future; the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations; currency fluctuations; regulatory restrictions, including environmental regulatory restrictions; liability, competition, loss of key employees and other related risks and uncertainties. For a discussion of important factors which could cause actual results to differ from forward-looking statements, refer to the annual information form of Elemental Altus for the year ended December 31, 2023. Elemental Altus undertakes no obligation to update forward-looking statements and information except as required by applicable law. Such forward-looking statements and information represents management's best judgment based on information currently available. No forward-looking statement or information can be guaranteed, and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information.

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